Exhibit 1

AMENDMENT NO. 2 (this Amendment No. 2) dated as of December 1, 2006 to the Stock Purchase Agreement (the SPA) dated as of January 28, 2005, by and between KPN Telecom B.V., a limited liability company organized under the laws of The Netherlands (Seller) and Corcyra d.o.o., organized under the laws of Croatia (Purchaser), as previously amended by Amendment No. 1 dated as of April 28, 2006 (the First Amended SPA).

WHEREAS:

The parties wish to amend certain terms of the First Amended SPA.

Now, therefore, in consideration of and subject to the premises and the mutual agreements, terms and conditions herein contained, the benefits to be derived therefrom and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.	DEFINITIONS.

Capitalized terms used herein and not defined shall have the meanings ascribed thereto in the First Amended SPA.

2.	PURCHASE AND SALE OF SHARES.

2.1	Second Special Purchase. Subject to the terms and conditions of this Amendment No. 2, and notwithstanding anything to the contrary in the First Amended SPA, on December 1, 2006 (the Second Special Payment Date) Purchaser shall pay for 781,006 Shares (the Second Special Purchase Shares) for US$ 3,000,000.00 (including accrued Premium Payments up to the Second Special Payment Date), subject to adjustment if the average closing price of a Share on the Nasdaq Capital Market (as reported by The Wall Street Journal) for the 60 trading days ending on the second Business Day prior to the Second Special Closing Date exceeds $3.45 (the Second Special Purchase Price).

2.2	(a) Second Special Payment. On the Second Special Payment Date:

(i)	Purchaser shall deliver to Seller:

(A)	payment, by wire transfer to the bank account designated by Seller on Exhibit 3 to this Amendment No. 2, immediately available funds, in U.S. dollars, in an amount equal to the Second Special Closing Purchase Price;

(B)	the officer’s certificate referred to in Section 7.2(c) of the SPA; and

(C)	an executed copy of the amendment to the Escrow Agreement in the form attached hereto as Exhibit 2 to this Amendment No. 2.

(ii)	Seller shall deliver to Purchaser:

(A)	the officer’s certificate referred to in Section 7.1(c) of the SPA; and

(B)	an executed copy of the amendment to the Escrow Agreement in the form attached hereto as Exhibit 2 to this Amendment No. 2.

(b)	Second Special Closing. Purchaser shall deliver to Seller a U.S. bank guarantee satisfactory to Seller that guarantees Purchaser’s remaining payment obligation of the Final Closing Purchase Price (the Bank Guarantee) as soon as practicable following the Second Special Payment Date, but in any event no later than January 15, 2007. As soon as reasonably practicable following (A) Purchaser’s payment to Seller of the Second Special Purchase Price in accordance with Section 2.2(a)(i) of this Amendment No. 2, (B) satisfaction (or waiver by Seller) of the closing conditions to Seller’s obligation contained in Section 7.2 of the Purchase Agreement, and (C) Purchaser’s delivery to Seller of the Bank Guarantee, Seller shall deliver to Purchaser irrevocable instructions to the Escrow Agent to transfer to Purchaser one or more certificates representing the Second Special Purchase Shares. In the event that Purchaser complies with subsections (A) and (B) of this Section 2.2(b), but is unable to deliver to Seller the Bank Guarantee on or before January 15, 2007 in accordance with the terms of this Section 2.2(b), Purchaser shall pay to Seller $250,000 (the Advance), and upon receipt of such payment, Seller shall deliver to Purchaser irrevocable instructions to the Escrow Agent to transfer to Purchaser one or more certificates representing the Second Special Purchase Shares. Subject to Final Closing, KPN will credit payment by Purchaser of the Advance toward Purchaser’s payment of the Final Closing Purchase Price.

2.3	Premium Payments. At the Final Closing, Purchaser shall make the Premium Payments set forth on Exhibit 1 to this Amendment No. 2 as part of the Final Closing Purchase Price. Except for accrued Premium Payments payable as part of the Second Special Purchase Price, no Premium Payments shall be due from Purchaser prior to the Final Closing.

2.4	Final Closing.

(a)	Notwithstanding anything to the contrary in the First Amended SPA, the number of Final Shares shall be 820,399, subject to appropriate adjustment in the event of a stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification or similar change in the Company’s capital structure.

(b)	Notwithstanding anything to the contrary in the First Amended SPA, at the Final Closing, Seller shall sell and Purchaser shall purchase the Final Shares for the Final Closing Purchase Price (as defined below in this Amendment No. 2).

(c)	Notwithstanding anything to the contrary in the First Amended SPA, the Final Closing shall take place at 4:00 pm, Central European Time, on July 2, 2007; provided, however, upon 14 days’ prior written notice to Seller, Purchaser may accelerate the Final Closing Date to an earlier month-end date as specified in such notice; provided, further, that the Final Closing is subject to the satisfaction or waiver of all of the conditions set forth in Section 7.1 and Section 7.2 of the SPA (other than those conditions that by their nature are to be satisfied at the Final Closing). The Final Closing shall occur at such location outside of the United States as the parties may mutually agree.

(d)	At the Final Closing, and notwithstanding anything to the contrary in the SPA:

(i)	Purchaser shall deliver to Seller:

(A)	payment, by wire transfer to the bank account designated by Seller on Exhibit 3 to this Amendment No. 2, immediately available funds in U.S. dollars in the amount equal to the sum of (x) the amount listed on Exhibit 1 to this

Amendment No. 2 under the caption “Base Final Closing Purchase Price” that corresponds to the date of the Final Closing as determined in accordance with Section 2.4(c) of this Amendment No. 2 plus (y) the Additional Payment (as defined below) plus (z) in accordance with Section 2.3 of this Amendment No. 2, the Premium Payments due and payable at the Final Closing (the sum of (x), (y) and (z) being the Final Closing Purchase Price); and

(B)	the officer’s certificate referred to in Section 7.2(c) of the SPA.

(ii)	Seller shall irrevocably cause the Escrow Agent to transfer to Purchaser one or more certificates representing the Final Shares to be purchased at the Final Closing.

(iii)	Seller shall deliver to Purchaser the officer’s certificate referred to in Section 7.1(c) of the SPA.

(e)	As used in this Amendment No. 2, with respect to any Final Closing Date, the Additional Payment shall mean, if positive, the product of (A) 820,399, (B) 0.35 and (C) the difference between (I) the average closing price of a share of Company common stock on the Nasdaq Capital Market (as reported by The Wall Street Journal) for the 60 trading days ending on the second Business Day prior to the applicable Final Closing Date minus (II) $3.45 (the Additional Payment). In the event that Purchaser pays the Advance pursuant to Section 2.2(b) of this Amendment No. 2, the Final Closing Purchase Price is subject to reduction in the amount of the Advance. The Additional Payment shall be subject to appropriate adjustment in the event of a stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification or similar change in the Company’s capital structure.

(f)	If Purchaser shall default in the payment of any amount becoming due hereunder on the Final Closing Date (including without limitation by defaulting on its obligation to purchase the Final Shares), Purchaser shall upon Seller’s demand from time to time pay interest on such amount up to (but not including) the date of actual payment (as well as before judgment) at a rate per annum (computed on the terms of the actual number of days elapsed over a year of 360 days), to the extent permitted by law, equal to the prime rate of interest announced by Citibank N.A. on July 2, 2007 plus 15%. The foregoing shall not limit any rights or remedies that would otherwise be available to Seller. In addition, notwithstanding anything to the contrary in the SPA, if Purchaser shall fail to make any payment pursuant to this Section 2.4(f) when due, Purchaser shall also pay to Seller all of Seller’s costs and expenses (including attorneys’ fees) in connection with Seller’s efforts to collect any such amount that is due to Seller. Purchaser acknowledges that the provisions of this Section 2.4(f) are an integral part of the transactions contemplated hereby and that, without these agreements, Seller would not enter into this Amendment No. 2.

3.	RELEASE.

Purchaser on its own behalf, and on behalf of all of its assigns, past, present and future directors, officers, members, employees, affiliates, shareholders, predecessors or successors, parent companies, wholly or partially owned direct or indirect subsidiaries and any other person or company directly or indirectly controlling, controlled by or under direct or indirect common control with Purchaser, hereby releases and discharges Seller and all of its heirs, attorneys, assigns, past, present and future directors, officers, members, employees, affiliates, shareholders, predecessors or successors, parent companies, wholly or partially owned direct or indirect subsidiaries and any other person or company directly or indirectly controlling, controlled by or under direct or indirect common control with Seller (collectively, Seller Affiliates), from those claims, actions, complaints, causes of action, demands or suits, at law or in equity, or other liabilities, known or unknown, including, but not limited to, any claims that were asserted, or could have been asserted, against Seller or any Seller Affiliates, that any of them has had, now has, or hereafter can, shall or may have concerning

(i)	the representations and warranties made to Purchaser in the First Amended SPA,

(ii)	disclosure (or any omission thereof) made by Seller in connection with the First Amended SPA and the transactions contemplated therein, or

(iii)	liabilities of the Company or its Subsidiaries (whenever arising) that became known or came to Purchaser’s attention after the date of the SPA.

Purchaser hereby waives any claim that any prior act or omission by Seller gives rise to any right for Purchaser to rescind or terminate the First Amended SPA.

4.	COVENANT.

Until Final Closing, Purchaser shall use its best efforts to cause Company to deliver to Seller, promptly upon their becoming available, copies of all financial statements, proxy statements and reports as the Company shall send or make available to its public security holders generally, all registration statements and regular periodic reports that the Company files with the United States Securities and Exchange Commission, the Nasdaq Capital Market or any other securities regulatory agency or exchange, and all press releases made available generally to the public, all of the foregoing to be delivered to Seller by mail in accordance with the notice provisions of Section 10 of the SPA, as amended by Section 6 of the First Amended SPA, or sent by email to Messrs. Cees Boogaerdt (cees.boogaerdt@kpn.com) and Michiel Roovers (michiel.roovers@kpn.com).

5.	TERMINATION.

Section 5 of the First Amended SPA is hereby deleted in its entirety and replaced with the following:

The SPA, as amended by this Amendment No. 2, may be terminated at any time prior to the Final Closing:

(i)	by written notice from Purchaser to Seller if the conditions specified in Section 7.1 of the SPA with respect to the Final Closing have not been satisfied or waived prior to July 3, 2007, or shall have become incapable of fulfillment;

(ii)	by written notice from Seller to Purchaser if the conditions specified in Section 7.2 of the SPA with respect to the Final Closing have not been satisfied or waived prior to July 3, 2007, or shall have become incapable of fulfillment; or

(iii)	by either party if the other party is in material breach of its obligations under the First Amended SPA, as amended by this Amendment No. 2.

6.	GENERAL.

Except as amended hereby, the First Amended SPA continues to be, and shall remain, in full force and effect in accordance with its terms. The miscellaneous provisions set forth in Section 10 of the SPA as amended by Section 6 of the First Amended SPA are incorporated herein by reference and deemed made a part hereof, mutatis mutandis.

IN WITNESS WHEREOF, the parties hereto have duly executed this Amendment No. 2 as of the date and year first above written

CORCYRA d.o.o.

By:	/s/ YOSSI ATTIA
Name:	Yossi Attia
Title:	Sole Director

KPN TELECOM B.V.

By:	KONINKLIJKE KPN N.V., its sole Director

	By:	/s/ M.G. ROOVERS
	Name:	M.G. Roovers
	Title:	Corporate Legal Counsel

EXHIBIT 1

Final Closing Purchase Price in US Dollars*

Final Closing Date	Base Final Closing Purchase Price	Premium	Final Closing Purchase Price**
December 31, 2007	$2,830,377	$14,157	$2,844,534
January 31, 2007	$2,844,534	$14,157	$2,858,691
February 28, 2007	$2,858,691	$14,157	$2,872,848
March 31, 2007	$2,872,848	$14,157	$2,877,005
April 30, 2007	$2,877,005	$14,157	$2,901,162
May 31, 2007	$2,901,162	$14,157	$2,915,319
July 2, 2007	$2,915,319	$14,157	$2,929,476

*	In addition to the amounts listed on this Exhibit 1, the Final Closing Purchase Price will include the Additional Payment calculated in accordance with Section 2.4(e) of Amendment No. 2.
**	In the event that Purchaser pays the Advance pursuant to Section 2.2(b) of Amendment No. 2, the Final Closing Purchase Price is subject to reduction in the amount of the Advance.

Escrow Agreement Amendment

AMENDMENT NO. 2 (this Escrow Amendment No. 2) dated as of December 1, 2006 to the Escrow Agreement (the Escrow Agreement) dated as of January 28, 2005, by and among KPN Telecom B.V., a limited liability company organized under the laws of The Netherlands (Seller), Corcyra d.o.o., a company organized under the laws of Croatia (Purchaser), and JPMorgan Chase Bank N.A., a bank organized under the laws of the State of New York (Escrow Agent), as previously amended by Amendment No. 1 to the Escrow Agreement dated as of April 28, 2006 (the First Amended Escrow Agreement).

WHEREAS, Seller and Purchaser have entered into a second amendment (the Second Amended Purchase Agreement) dated as of the date hereof to the Stock Purchase Agreement (the Purchase Agreement) dated as of January 28, 2005, as previously amended by Amendment No. 1 to the Purchase Agreement dated as of April 28, 2006, by and between Seller and Purchaser, pursuant to which Seller and Purchaser have amended the terms upon which Purchaser has agreed to purchase and Seller has agreed to sell the 1,601,405 shares of Company common stock deposited with the Escrow Agent pursuant to the Escrow Agreement (the “Escrowed Shares”). A copy of the Second Amended Purchase Agreement has been delivered to the Escrow Agent. Capitalized terms used but not otherwise defined herein shall have the respective meanings given them in the Second Amended Purchase Agreement.

WHEREAS, pursuant to the Second Amended Purchase Agreement, Seller has agreed to sell and Purchaser has agreed to purchase 781,006 of the Escrowed Shares (the Second Special Purpose Shares) at the Second Special Closing for the Second Special Purchase Price.

WHEREAS, pursuant to the Second Amended Purchase Agreement, Seller has agreed to sell and Purchaser has agreed to purchase 820,399 of the Escrowed Shares at the Final Closing for the Final Closing Purchase Price.

WHEREAS, in connection with the foregoing, the parties wish to amend certain terms of the First Amended Escrow Agreement.

Now, therefore, in consideration of and subject to the premises and the mutual agreements, terms and conditions herein contained, the benefits to be derived therefrom and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.	RELEASE OF ESCROWED SHARES

(a)	Notwithstanding anything to the contrary in the First Amended Escrow Agreement, on or after the Second Special Payment Date, upon (i) Purchaser’s payment of the Second Special Purchase Price pursuant to the terms of the Second Amended Purchase Agreement, (ii) satisfaction (or waiver by Seller) of the closing conditions to Seller’s obligation contained in Section 7.2 of the Purchase Agreement, and (iii) receipt by Seller of the Bank Guarantee in accordance with Section 2.2(b) of the Second Amended Purchase Agreement, Seller shall deliver to Purchaser irrevocable instructions (the Instructions) directing Escrow Agent to transfer to Purchaser one or more certificates representing the Second Special Purchase Shares. In the event that Purchaser satisfies (i) and (ii) of this Section 1(a), but does not deliver to Seller the Bank Guarantee on or before January 15, 2007 in accordance with Section 2.2(b) of the Second Amended Purchase Agreement, Purchaser shall pay to Seller $250,000, and upon receipt of such payment, Seller shall deliver to Purchaser the Instructions.

(b)	Upon receipt of the Instructions from Purchaser in accordance with Section 1(a) of this Escrow Amendment No. 2, Escrow Agent agrees to release the Special Purchase Shares from escrow as soon as practicable, and in accordance therewith, the parties agree to use best efforts to coordinate with the Company’s transfer agent following delivery of the Instructions in accordance with this Section 1(a) in order to (A) deliver a certificate representing the Second Special Purchase Shares to Purchaser, and (B) deposit with the Escrow Agent a certificate representing the Final Shares (hereinafter called the Remaining Escrowed Shares) together with an amended Stock Power executed by Seller in blank with respect to the Remaining Escrowed Shares. Escrow Agent shall return the original Stock Power to Seller.

(c)	Upon Purchaser’s payment of the Final Closing Purchase Price pursuant to the terms of the Second Amended Purchase Agreement, and upon satisfaction (or waiver by Seller) of the closing conditions to Seller’s obligation contained in Section 7.2 of the Purchase Agreement, Seller shall give notice to Escrow Agent directing Escrow Agent to transfer to Purchaser one or more certificates representing the Remaining Escrowed Shares purchased at the Final Closing in accordance with the Amended Purchase Agreement. Upon the receipt of such notice, Escrow Agent shall deliver the Stock Powers endorsed to Purchaser together with one or more certificates representing the Remaining Escrowed Shares.

(d)	In the event that (a) Purchaser does not timely satisfy the conditions contained in Section 7.2 of the Purchase Agreement or (b) the Second Amended Purchase Agreement is otherwise terminated pursuant to Section 5 of the Second Amended Purchase Agreement, then upon notice to such effect from Seller, Escrow Agent shall return the certificates representing the Remaining Escrowed Shares and the Stock Powers to Seller, and the First Amended Escrow Agreement and this Escrow Amendment No. 2 shall terminate. In such event, neither Purchaser nor Seller shall have any claim against the other arising out of the First Amended Escrow Agreement and this Escrow Amendment No. 2.

2.	TERMINATION

In the event that (a) Purchaser does not timely satisfy the conditions contained in Section 7.2 of the Purchase Agreement or (b) the Second Amended Purchase Agreement is otherwise terminated pursuant to Section 5 of the Second Amended Purchase Agreement, then upon notice to such effect from Seller, Escrow Agent shall return the certificates representing the Remaining Escrowed Shares and the amended Stock Powers to Seller, and the First Amended Escrow Agreement and this Escrow Amendment No. 2 shall terminate. In such event, neither Purchaser nor Seller shall have any claim against the other arising out of the First Amended Escrow Agreement and this Escrow Amendment No. 2.

3.	GENERAL

Except as amended hereby, the First Amended Escrow Agreement continues to be, and shall remain, in full force and effect in accordance with its terms. The miscellaneous provisions set forth in Section 7 of the Escrow Agreement are incorporated herein by reference and deemed made a part hereof, mutatis mutandis.

IN WITNESS WHEREOF, the parties hereto have duly executed this Escrow Amendment No. 2 as of the date and year first above written

CORCYRA d.o.o.

By:	/s/ YOSSI ATTIA
Name:	Yossi Attia
Title:	Sole Director

KPN TELECOM B.V.

By:	KONINKLIJKE KPN N.V., its sole Director

	By:	/s/ M.G. ROOVERS
	Name:	M.G. Roovers
	Title:	Corporate Legal Counsel

JPMORGAN CHASE BANK, N.A.

By:	/s/ ROLA TSENG
Name:	Rola Tseng
Title:	Vice President